UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: The Greenbrier Companies, Inc. CIK: 0000923120 Tax ID: 93-0816972

2.	Name of Person Relying on Exemption: Scott Klarquist

3.	Address of Person Relying on the Exemption: 20 Pine, New York NY 10005

4.	Written Material. The following written materials are attached: Letter to Shareholders, November 24, 2020.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. The cost of this filing is being borne entirely by the filer.

PLEASE NOTE: I am NOT asking for your proxy card and cannot accept your proxy card. Please DO NOT send me your proxy card.

(Written material follows)

Greenbrier Shareholders Urged to Withhold Votes From Director Kelly M. Williams

Williams Received $159,555 in "All Other Compensation" in FY2019, Which Appears to Impair Her Status as an Independent Director under Applicable NYSE Rules

$159,555 in "All Other Compensation" for Director Williams Also Appears to Violate the Corporate Governance Guidelines on Greenbrier's Investor Relations Website

Director Williams Should Not Be Allowed to Serve as Chair of the Nominating and Corporate Governance Committee or on the Audit or Compensation Committees

Dear Shareholders,

In order for Greenbrier Companies (or "GBX") to have a successful and prosperous future, the owners of the company (i.e., us, the shareholders) must insist that GBX adhere to the absolute highest corporate governance standards. Such standards provide the proverbial "tone at the top", which inevitably echoes through a company and provides a blueprint as to how all employees are expected to act. In my experience, companies that strive for highest standards in all aspects of operations (especially with respect to those individuals occupying the C-suite and director-suite) tend to be successful, while those with low standards inevitably descend into mediocrity or (usually) worse. To put it succinctly, character matters; standards matter; and ethics matter.

Steve Jobs once summarized the desired dynamic in a company as follows: "I've built a lot of my success off finding truly gifted people, and not settling for 'B' and 'C' players, but really going for the 'A' players.... I found that when you get enough 'A' players together…they REALLY like working with each other because they have never had a chance to do that before. And, they don't want to work with 'B' and 'C' players, and so it becomes self-policing, and they only want to hire more 'A' players, so you build up these pockets of 'A' players, and it propagates". IN OTHER WORDS, 'A' PLAYERS DO NOT TOLERATE LOW STANDARDS.

It is therefore with considerable disappointment that I am communicating with you, my fellow GBX shareholders, regarding a troubling issue, namely the election of directors for our company to occur at the annual meeting scheduled for Wednesday, January 6, 2021. Specifically I refer to the nomination for re-election to GBX's board of Ms. Kelly M. Williams. Obviously, in order to have a properly functioning board, shareholders should insist that both the spirit and the rules of the NYSE regarding the independence of directors are scrupulously adhered to by our company. In addition, shareholders should want to confirm that the company has followed its own corporate governance guidelines regarding directorships. However, it appears to me that GBX has failed on both of these counts concerning Director Williams' candidacy. Accordingly, I urge all GBX shareholders to WITHHOLD THEIR VOTES FOR THE RE-ELECTION OF DIRECTOR WILLIAMS.

Per page 15 of last year's proxy statement (filed with the SEC on November 12, 2019), Director Williams received $159,555 in "All Other Compensation" from our company. Notably, this amount specifically excludes her director and committee fees (which totaled over $257,000 alone). A footnote on the same page of the proxy states: " This amount includes the medical emergency transportation logistics benefit Ms. Williams received for a family member in fiscal 2019 with a value of $156,253 .. This benefit…does not impact Ms. Williams' independence" ( emphasis added). In addition, on pages 8 and 11 of this year's revised proxy statement (filed on November 12, 2020), the company affirms that Williams remains an independent director. Although GBX claims that the $156,253 benefit "does not impact [Director] Williams' independence", this appears questionable in light of the NYSE rule regarding independent directors (Rule 303A.02), which states the following: " [A] director is not independent if: (ii) The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the listed company , other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service)" (emphasis added).

How can GBX claim that the $156,253 benefit Director Williams received in FY2019 "does not impact [Director] Williams' independence", and moreover claim in this year's proxy statement that she remains "independent", when this amount (received by her within the last three years) is clearly above the $120,000 threshold set by the NYSE which renders a director no longer independent? Furthermore, how can the company claim (as it did to me via email on November 16, 2020) that this does not constitute "direct compensation" when GBX's own proxy statement last year listed it as part of the "All Other Compensation" that Director Williams received in FY2019? Is GBX somehow claiming that it has carte blanche leeway to subjectively label a director "independent", so long as the director receives six-figures (or greater) worth of "All Other Compensation" in kind, rather than in cash? For example, if the company gifted a director a diamond with an appraised value of $156,253, would this also not constitute "direct compensation" which impairs a director's independent status? Is the company claiming that in-kind compensation below a certain threshold (higher than $120,000) fails to impair a director's independent status? What if the diamond were valued at $656,253 or $1,156,253? Still no impact on independent status? Moreover, if Director Williams enjoys such ample personal wealth that providing her with a benefit worth $156,253 literally had "no impact" on her ability to think and act independently, then why did the company feel the need to provide the benefit in the first place? Why couldn't she arrange to obtain this "logistics benefit" via her own personal effort and means? At a bare minimum, the company owes its shareholders a thorough, reasoned explanation of how and why the $156,253 "logistics benefit" (whatever that actually was) fails to impair Director Williams' independent status, because on its face this assertion seems laughable.

But it actually gets even worse, because the Corporate Governance Guidelines on GBX's Investor Relations website are crystal clear and state the following: "Directors who are members of the Audit Committee, the Compensation Committee, or the Nominating and Corporate Governance Committee may receive no compensation from the Company other than the fees they receive for serving as Directors " (emphasis added). Yet, despite the $159,555 in "All Other Compensation" that Director Williams received in FY2019, including the $156,253 so-called "medical emergency transportation logistics benefit Ms. Williams received for a family member" (all of which is openly admitted to by the company in last year's proxy statement), Director Williams served not only on the audit and compensation committees, but also as chair of GBX's Nominating and Corporate Governance Committee throughout FY2019 and FY2020 (and continues to do so to this day). Thus, in allowing Director Williams to continue to serve on these committees after providing her the $156,253 "logistics benefit" as part of her "All Other Compensation" in FY2019, it appears that GBX blatantly violated its own Corporate Governance Guidelines(!) (Perhaps it's no coincidence that GBX's share price is down 40% since Director Williams joined our company's board in April 2015. In my opinion, bad governance usually leads to bad outcomes for shareholders.)

Finally, GBX's makes the statement on page 15 of last year's proxy that the medical emergency transportation logistics benefit received by Director Williams in FY2019 is a "benefit [that] is available to all Board members in medical emergency situations outside of the US". However, I have not been able to locate any instance where any such "benefit" has ever been provided to any other GBX director in the past 25 years. Precisely what corporate document evidences that such a benefit was "available to all [Greenbrier] Board members" at the time it was provided to Director Williams? I challenge GBX to prove that this (supposed) company policy wasn't simply invented on the spot to justify a (in my opinion) highly-unusual and one-off benefit granted to a (supposedly) independent director. GBX shareholders should ask themselves: Is our company really being honest with us regarding this issue?

ENOUGH IS ENOUGH. WE NEED BETTER CORPORATE GOVERANCE STANDARDS AT GREENBRIER NOW! DIRECTOR WILLIAMS SHOULD NOT BE ALLOWED TO SERVE AS CHAIR OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE OR ON THE AUDIT OR COMPENSATION COMMITTEES. PLEASE SEND THIS MESSAGE LOUD AND CLEAR BY VOTING "WITHHOLD" FOR DIRECTOR WILLIAMS AT THE JANUARY 6, 2021 ANNUAL MEETING OF GREENBRIER SHAREHOLDERS. THANK YOU.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. I am NOT asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by the filer.

Source and Contact Info:

Scott Klarquist

CIO, Seven Corners Capital Management, LLC

Email: sklarquist@sevencornerscapital.com

Telephone: (646) 592-0498

Website: www.sevencornerscapital.com